Exhibit 99.1

Scotiabank completes acquisition of ING Bank of Canada (ING DIRECT)

/NOT FOR RELEASE OR DISSEMINATION IN THE UNITED STATES/

TORONTO, Nov. 15, 2012 /CNW/ - Scotiabank announced today that it has completed its acquisition of ING DIRECT Canada from its Netherlands-based parent ING Group, having received all required regulatory approvals.

"I am very pleased to announce the completion of Scotiabank's acquisition of ING DIRECT Canada," said Anatol von Hahn, Scotiabank Group Head, Canadian Banking.  "ING DIRECT will continue to operate as a separate and distinct wholly-owned subsidiary, providing low cost and highly competitive products to self-directed customers. This acquisition is a great opportunity for us and supports our strategic objectives. From a Canadian market perspective, this announcement means the preservation of a banking option for those customers who feel it best meets their needs. Customers will be able to interact with ING DIRECT the way they do now; their account numbers, bank cards and passwords will not change.  From a Scotiabank shareholder perspective, it enables us to broaden our funding base and ING DIRECT's revenues and earnings will support the Bank's overall growth objectives."

"This is an exciting opportunity for ING DIRECT in Canada," said Peter Aceto, CEO of ING DIRECT Canada.  "Our bank will benefit from the backing of a strong, stable Canadian shareholder providing additional resources that will enable us to focus on areas of strategic growth.  Almost two million Canadians have chosen us to do some or all of their banking and with Scotiabank's support, we will build on what ING DIRECT's customers have come to love about us."

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 81,000 employees, Scotiabank and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets of $670 billion (as at July 31, 2012), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

Caution regarding forward looking information:
Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the United States Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank's acquisition of ING DIRECT and plans for the business. Such statements are typically identified by words or phrases such as "believe", "expect", "anticipate", "intent", "estimate", "plan", "may increase", "may fluctuate", and similar expressions of future or conditional verbs, such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; significant market volatility and interruptions; the failure of third parties to comply with their obligations to us and our affiliates; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; the effect of changes to our credit ratings; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; operational and reputational risks; the risk that the Bank's risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank's ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank's ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and financial performance, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank's anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 63 of the Bank's 2011 Annual Report.

The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank's Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC's website at www.sec.gov.

SOURCE: Scotiabank

%CIK: 0000009631

For further information:

For media enquiries:
Ann DeRabbie, Scotiabank Media Communications, 416-933-1344
Andrew Chornenky, Scotiabank Media Communications, 416-866-4826

For investor inquiries:
Peter Slan, Scotiabank Investor Relations, 416-933-1273

CO: Scotiabank

CNW 08:45e 15-NOV-12